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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)*

                             Sentigen Holding Corp.
                             ----------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    81726V104
                                 --------------
                                 (CUSIP Number)

                                  May 28, 2004
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

|_|  Rule 13d-1(b)

|X| Rule 13d-1(c)

|_| Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 81726V104                  13G/A                     Page 2 of 8 Pages


1     NAMES OF REPORTING PERSONS
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Susan Chapman

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a) |_|

      (b) |_|

3     SEC USE ONLY


4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States


        NUMBER OF             5    SOLE VOTING POWER
          SHARES
       BENEFICIALLY                290,327 Shares
         OWNED BY
           EACH               6    SHARED VOTING POWER
         REPORTING
          PERSON                   26,767 Shares
           WITH
                              7    SOLE DISPOSITIVE POWER

                                   290,327 Shares

                              8    SHARED DISPOSITIVE POWER

                                   26,767 Shares

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      The reporting person disclaims, but may be deemed to beneficially own an aggregate of 317,094 shares of the Issuer's common stock, which includes
      (i) 290,327 shares held by Longview Partners, L.P., of which the reporting person is the general partner and has sole voting and dispositive power with respect to the shares held by Longview Partners and (ii) 26,767 shares owned by the reporting person's spouse.

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

      |_|

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      4.3%

12    TYPE OF REPORTING PERSON (See Instructions)

      IN


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CUSIP No. 81726V104                  13G/A                     Page 3 of 8 Pages

1     NAMES OF REPORTING PERSONS
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Frederick R. Adler Intangible Asset Management Trust

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a) |_|

      (b) |_|

3     SEC USE ONLY


4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Florida


        NUMBER OF             5    SOLE VOTING POWER
          SHARES
       BENEFICIALLY                -0- Shares
         OWNED BY
           EACH               6    SHARED VOTING POWER
         REPORTING
          PERSON                   -0- Shares
           WITH
                              7    SOLE DISPOSITIVE POWER

                                   -0- Shares

                              8    SHARED DISPOSITIVE POWER

                                   -0- Shares

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      -0- Shares

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

      |_|

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      0.0%

12    TYPE OF REPORTING PERSON (See Instructions)

      OO


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CUSIP No. 81726V104                  13G/A                     Page 4 of 8 Pages

1     NAMES OF REPORTING PERSONS
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Longview Partners, L.P.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a) |_|

      (b) |_|

3     SEC USE ONLY


4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware


        NUMBER OF             5    SOLE VOTING POWER
          SHARES
       BENEFICIALLY                290,327 Shares
         OWNED BY
           EACH               6    SHARED VOTING POWER
         REPORTING
          PERSON                   -0- Shares
           WITH
                              7    SOLE DISPOSITIVE POWER

                                   290,327 Shares

                              8    SHARED DISPOSITIVE POWER

                                   -0- Shares

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      290,327 Shares*

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

      |_|

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      3.9%

12    TYPE OF REPORTING PERSON (See Instructions)

      PN


* Ms. Chapman, as the General Partner of Longview Partners, L.P., has sole voting and dispositive power with respect to these shares.



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CUSIP No. 81726V104                  13G/A                     Page 5 of 8 Pages


This Schedule 13-G/A reflects a statement of beneficial ownership of securities of the reporting person as of May 28, 2004.

Item 1(a)         Name of Issuer:

                  Sentigen Holding Corp.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  580 Marshall St.
                  Phillipsburg, New Jersey 08865

Item 2(a)         Name of Person Filing:

                  1.  Susan Chapman ("Chapman")

                  2. Frederick R. Adler Intangible Asset Management Trust (the "Trust")

                  3.  Longview Partners, L.P. ("Longview")

Item 2(b)         Address of Principal Business Office,
                  or if none, Residence:

                  1. Chapman's business address is 175 E. 64th St., New York, NY 10021.

                  2. The Trust's business address is c/o Susan Chapman, 175 E. 64th St., New York, NY 10021.

                  3. Longview's business address is c/o Susan Chapman, 175 E. 64th St., New York, NY 10021.

Item 2(c)         Citizenship:

                  See Item 4 of the cover pages attached hereto for each Reporting Person.

Item 2(d)         Title of Class of Securities:

                  Common Stock, par value $.01

Item 2(e)         CUSIP Number:

                  81726V104

Item 3            Identity of Reporting Person

                  Not Applicable

Item 4            Ownership:

                  (a)      Amount beneficially owned:


                           See Row 9 of the cover page attached hereto for each Reporting Person.


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CUSIP No. 81726V104                  13G/A                     Page 6 of 8 Pages

                  (b)      Percent of Class:

                           See Row 11 of the cover page attached hereto for each Reporting Person.

                  (c)      Number of Shares as to which the person has:

                           (i)      sole power to vote or direct the vote:

                                    See Row 5 of the cover page attached hereto for each Reporting Person.

                           (ii)     shared power to vote or direct the vote:

                                    See Row 6 of the cover page for each
                                    Reporting Person.

                           (iii)    sole power to dispose or direct the
                                    disposition of:

                                    See Row 7 of the cover page attached hereto for each Reporting Person.

                           (iv) shared power to dispose or direct the disposition of:

                                    See Row 8 of the cover page attached hereto for each Reporting Person.

Item 5            Ownership of Five Percent or Less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|.
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CUSIP No. 81726V104                  13G/A                     Page 7 of 8 Pages


Item 6            Ownership of More than Five Percent on Behalf of Another
                  Person:

                  Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

                  Not Applicable

Item 8            Identification and Classification of Members of the Group:

                  Not Applicable

Item 9            Notice of Dissolution of Group:

                  Not Applicable

Item 10           Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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CUSIP No. 81726V104                  13G/A                     Page 8 of 8 Pages


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


June 1, 2004


                                  /s/ Susan Chapman
                                  ------------------------
                                  Susan Chapman

                                  FREDERICK R. ADLER INTANGIBLE
                                  ASSET MANAGEMENT TRUST

                                  /s/ Susan Chapman
                                  ------------------------
                                  Name: Susan Chapman
                                  Title: Trustee

                                  Longview Partners, L.P.

                                  /s/ Susan Chapman
                                  ------------------------
                                  Name:  Susan Chapman
                                  Title: General Partner